EXHIBIT 99.2
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NEWS RELEASE


DECEMBER 3, 2003

ARC ENERGY TRUST ANNOUNCES PRODUCTION OUTAGE DUE TO TRANSCANADA LINE BREAK
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CALGARY, DECEMBER 3, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today TransCanada Pipelines Ltd. has notified ARC Resources Ltd. ("ARC") of two line breaks on the NPS 36 Western Alberta System Mainline Extension in the Waskahigan region. As a result of the TransCanada line break, ARC has shut in approximately 4,000 boe/d of production from the Ante Creek area.

No damage occurred to any of ARC's facilities and the effected wells were shut in in an orderly fashion. Further information including the duration of the outage will be provided as it becomes available. The temporary reduction in volumes is not expected to have a material impact on ARC's 2003 cash flow.

ARC RESOURCES LTD.


John P. Dielwart
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9